Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for Realco International, Inc.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement No. 333-194811 (Form S1) pertaining to the registration of 2,000,000 shares of common stock of Realco International, Inc.  of our Audit Report dated June 3, 2014 with respect to the financial statements of Realco International, Inc.  as of March 31, 2014 and for the period  February 14, 2014(inception) through March 31, 2014. We also consent to the reference to us as “Experts” in the above referenced Registration Statement.

/s/ John Scrudato CPA

Califon New Jersey

July 14, 2014